

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

George Leimer
Chief Executive Officer
RSE Innovation, LLC
250 Lafayette Street, 2nd Floor
New York, NY 10012

> **Re: RSE Innovation, LLC**
> **Offering Statement on Form 1-A**
> **Filed August 20, 2021**
> **File No. 024-11612**

Dear Mr. Leimer:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A filed August 20, 2021

General

1. The Master Series Table in Appendix A on page A-1 states that your expected "Opening Dates" for each series will be in "Q3 2021 or Q4 2021." To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series you qualify within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please revise the Master Series Table to reflect that you will commence the offering of each series you qualify within two calendar days of qualification.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tim Gregg